UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22725 Fairview Center Drive Suite #100
(No. and Street)

Fairview Park	Ohio	44126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russel B. Walcher 440-734-2960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001-2607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SKA Securities, Inc.

June 30, 2020

TABLE OF CONTENTS

Independent Auditor's Report		3
Financial Statements:		
Statement of Financial Condition		4
Statement of Income		5
Statement of Changes in Stockholders' Equity		6
Statement of Cash Flows		7
Notes to Financial Statements		8-10
Supplementary Information Pursuant to Rule Financial Reporting Based on an Audit 17a-5 Of the SEC Act of 1934		11
Schedule I	Computation of Net Capital Pursuant to SEC Rule 15c3-1	12
Schedule II	Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3	13
Schedule III	Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3	14
Exemption Report		15
Report of Independent Registered Public Accounting Firm Exemption Report Review		16

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SKA Securities, Inc. (the "Company") as of June 30, 2020, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is our initial year as SKA Securities. Inc.'s auditor.
Abington, Pennsylvania
August 17, 2020

SKA Securities, Inc.
Statement of Financial Condition
June 30, 2020

Assets

Cash in checking and savings accounts	$	48,901
Commissions and fees receivable		5,722
Prepaid taxes		710
Prepaid expenses		921
Fixtures and Equipment, net		-
Total Assets	$	56,254

Liabilities and Stockholders' Equity

Liabilities		
Accrued expenses		11,507
Deferred tax liability		1,117
Total Liabilities		12,624
Stockholders' Equity		
Common stock, no par value. 750 shares authorized and 100 shares issued and 99 shares outstanding		500
Additional paid-in capital		16,500
Treasury Stock, 1 share at cost		(250)
Retained earnings		26,880
Total Stockholders' Equity		43,630
Total Liabilities and Stockholders' Equity	$	56,254

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Income
For the Year Ended June 30, 2020

Revenues			
Commission income		$ 65,427	
Pension plan administration		9,825	
College savings plans		3,823	
Interest Income		45	
	Total Revenues		$ 79,120
Cost of sales-commissions			4,092
	Gross Profit		75,028
Expenses			
Salaries and wages		27,250	
Rent		9,600	
Retirement plan contributions		698	
Payroll taxes		2,023	
Licenses and permits		1,000	
Audit fees		10,724	
Dues and subscriptions		1,745	
Telephone		600	
Regulatory fees		2,615	
Continuing education		121	
Insurance and workers compensation		(108)	
Outside services		18,739	
	Total Expenses		75,007
Net Income Before Taxes			21
Provision for income taxes, current			179
Provision for income taxes, deferred			(183)
	Net Income		$ 17

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balances at June 30, 2019	$ 500	$ 16,500	$ 26,863	$ (250)	$ 43,613
Net income	-	-	17	-	17
Dividends paid			-		-
Treasury Stock Purchased	-	-	-		-
Balances at June 30, 2020	$ 500	$ 16,500	$ 26,880	$ (250)	$ 43,630

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Statement of Cash Flows
For the Year Ended June 30, 2020

Cash Flows From Operating Activities		
Net Income	$	17
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid taxes		(179)
Increase in commission and fees receivables		(81)
Decrease in income tax payable		(22)
Increase in deferred tax liability		182
Increase in accrued expenses		8,896
Total adjustments		8,796
Net Cash Provided By Operating Activities		8,813
Net Increase in Cash		8,813
Cash at Beginning of Year		40,088
Cash at End of Year	$	48,901

Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest	$	-
Income Taxes		22

The accompanying notes are an integral part of these financial statements.

SKA Securities, Inc.
Notes to the Financial Statements
June 30, 2020

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The Company is engaged as a securities broker-dealer including the facilitation of customers purchase and sales of mutual funds and advisory services for pension plan administration. The Company is located in Cleveland, Ohio with the majority of clients located in northeast Ohio. The financial statements are presented on the accrual basis of accounting. Commissions and fees are recorded when earned.

Statement of cash flows – For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 30 days that are not held for sale in the ordinary course of business.

Equipment – All acquisitions of property and equipment in excess of $500 and all expenditures for repairs, maintenance, renewals and betterments that materially prolong the useful lives of assets are capitalized. The Company computes depreciation on a straight line basis. Property and equipment is carried at historical cost. There was no depreciation expense incurred in the year ended June 30, 2020.

Deferred Income Taxes – For income tax reporting, the Company uses the cash basis of accounting. For this fiscal year, taxable income exceeds net income recognized for financial statement purposes. Deferred income taxes have been recorded for differences between cash and accrual revenues and expenses which will be taxable in future periods when income is received.

Use of Management Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – COMMISSIONS RECEIVABLE

Commissions receivable represent the brokers/dealer's commissions due on mutual funds purchased by customers but not yet paid. There has been no allowance for doubtful accounts as all receivables have been deemed collectible.

NOTE 4 – FIXED ASSETS

Fixed assets are included net of depreciation on the statement of financial condition and consist of the following:

Computer Equipment	$	648
Less accumulated depreciation		(648)
Total fixed assets, net	$	0

NOTE 5 – PENSION PLAN

The Company maintains a discretionary SIMPLE plan covering all its employees. Retirement plan contributions are funded through a combination of monthly salary deferrals by employees and quarterly contributions by the employer. All employee deferrals are paid prior to the end of the following month for the current month. Retirement plan contributions amounted to $698 for the year ended June 30, 2020.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company rents office space for $800 per month and shares administrative costs for $1,593 per month through August 2019 and $1,526 going forward from a corporation, Strang, Klubnik & Associates, Inc., that is owned by the stockholders on terms equivalent to those that prevail in arm's length transaction. Rent expense amounted to $9,600 and administrative costs/outside services amounted to $18,469 for the year ended June 30, 2020.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)) which requires that the Company maintain net capital of $5,000 or greater. At June 30, 2020 the Company had a net capital of $40,962, which was $35,962 in excess of the required net capital.

NOTE 8 – REPORT DISCLOSURE

Part III of the SKA Securities, Inc. Focus Report (Form X-17A-5) dated June 30, 2020 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Cleveland, Ohio, and at the Chicago, Illinois regional office of the Commission.

NOTE 9 – INCOME TAX PROVISION

The provision for income taxes was comprised of the following:

	Current	Deferred
Federal	$ 163	$ (167)
Local	16	(16)
	$ 179	$ (183)

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of income. The Company has a deferred tax liability of $1,117 at June 30, 2020. The deferred tax liability is primarily attributable to outstanding accounts receivable.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of June 30, 2020, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2017 through 2019 fiscal tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction and a local jurisdiction. As of June 30, 2020, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

NOTE 10 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 17, 2020 which is the date the financial statements are to be issued.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of June 30, 2020

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Schedule I	Computation of Net Capital Pursuant to SEC Rule 15c3-1
Schedule II	Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
Schedule III	Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
	Customer Protection Rule (Rule 15c3-3) Exemption Report

SKA Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2020

Net Capital		
Total Stockholders' Equity		$ 43,630
Deductions		
Nonallowable Assets		
Commissions receivable	12	
Prepaid taxes	710	
Prepaid expenses	921	
Fees receivable	1,025	2,668
Net capital		40,962
Required net capital		5,000
Excess net capital		$ 35,962

Reconciliation between computation of Annual Audit Report and computation in Company's unaudited FOCUS Report

No material difference exists between the Company's most recent, unaudited, Part IIA filing and the Annual Audit Report.

SKA Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2020

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

SKA Securities, Inc.
Schedule III
Information Related to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of June 30, 2020

The Company is subject to the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at June 30, 2020.

S • K • A SECURITIES, INC.

August 17, 2020

SEC's Amended Financial Responsibility Rules for Broker-Dealers

Customer Protection Rule (Rule 15c3-3) Exemption Report:

SKA Securities, Inc. Claims an exemption from Rule 15c3-3 under provisions 15c3-3(k)(1) - Limited business (mutual funds and/or variable annuities only)

and

SKA Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exceptions.

Russel B. Walcher
President

22725 FAIRVIEW CENTER DRIVE • SUITE 100 • FAIRVIEW PARK, OHIO 44126
(440) 734-2960 • FAX (440) 734-6740

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SKA Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) SKA Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
August 17, 2020